Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 15, 2025

VIA EDGAR TRANSMISSION

Daniel Greenspan, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 334 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Greenspan:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 12, 2025, with respect to the Registration Statement for the Trust’s series, the Defiance Nasdaq 100 Target 30 Income ETF, Defiance S&P 500 Target 30 Income ETF, and Defiance R2000 Target 30 Income ETF, which the Trust has determined to rename as Defiance Nasdaq 100 Weekly Distribution ETF, Defiance S&P 500 Weekly Distribution ETF, and Defiance R2000 Weekly Distribution ETF, respectively (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Please revise the first sentence of each Fund’s principal investment strategies to align with revisions made, in response to Staff comments, by other Trust series with similar options strategies that may generate significant amounts of return of capital. Please also provide additional disclosure explaining how synthetic exposure to the Index is achieved.

Response: The requested revisions have been made as provided to the Staff under separate cover.

2.	Please revise the Item 9 section to provide the different market scenarios for the Funds’ call spread option strategy.

Response: The requested revision has been made as provided to the Staff under separate cover.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC, on behalf of Tidal Trust II